

June 22, 2010

Patrick Womack
President
Univest Tech, Inc.
P.O. Box 904
Parker, Colorado 80174

> **Re: Univest Tech, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 25, 2010**
> **File No. 333-159315**

Dear Mr. Womack:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please ensure that you have updated your prospectus to reflect the most recent information available to you, as applicable. For example, we note that your beneficial ownership table and your market for common equity disclosure is dated as of January 31, 2010 and information relating to your outstanding shares is dated as of November 30, 2009 in your risk factors. Also, some of your risk factors continue to reference your prior fiscal year ended October 31, 2008, rather than October 31, 2009. Refer to page 4 as an example. Please revise.

Summary, page 2

2. We note your response to comment one in our letter dated December 31, 2009. There are still references to wireless technologies in the summary and under "Plan of Operation" and "Description of Business." Please describe more fully what you mean by wireless technologies. Explain whether you are referring to content, software, hardware, a combination of these, or something else. Explain clearly how wireless technologies fit within your business plan or revise to eliminate these references.

Dilution, page 10

3. Because you have negative net tangible book value at January 31, 2010 of $(15,735) or $(0.000683) per share, before and after the offering, it appears that the purchasers of shares from your selling shareholders will incur immediate dilution of $(0.2506) per share. Please revise or tell us how your dilution per share of $(0.2493) was derived.

Management's Discussion and Analysis, page 13

Selected financial data, page 14

4. We note your response to comment four in our letter dated December 31, 2009. However, it does not appear you have revised the disclosure. We note that the amounts captioned Total Expenses for three months ended January 31, 2010 and the year ended October 31, 2009 actually represent your operating expenses rather than your total expenses as these amounts do not include interest expense. Please revise or explain to us the reason for the discrepancy.

Results of Operations, page 14

5. Please revise your disclosure in the second paragraph under the heading "Results of Operations" to clarify that your accountants have expressed "substantial" doubt about your ability to continue in business as a going concern.

6. Please expand your disclosure to provide a discussion of your results of operations for the year ended October 31, 2009 compared to the period ended October 31, 2008. Refer to Item 303 of Regulation S-K.

Description of Business, page 18

7. We note your response to comment six in our letter dated December 31, 2009. Your disclosure remains unclear.

- Please describe in detail the data that you intend to mine from your proposed website and what you intend to do with that mined data.

- We also note the items, including wireless devices, listed on the bottom of page 19 and the top of page 20. Please explain in detail whether these items will be sold on your proposed website or through some other channel.

- Additionally, we note the references to "festivals" and "corporate performances." Please clearly explain how festivals and corporate performances fit within your business plan.

Financial Statements, page 31

General

8. Please update your financial statements to include interim financial statements as of a date within 134 days of the anticipated effective date of your filing. Refer to Rule 8-08 (b) of Regulation S-X.

Note 1. Organization and Summary of Significant Accounting Policies, page 38

Revenue Recognition, page 39

9. We note your response and revisions to your revenue recognition policy in Note 1. We also note from your disclosures under Plan of Operation on page 16, The Product and Festivals on page 19 and Revenue Generation Plan on page 20 that you plan to generate revenue from multiple sources some of which appear to have varied and specific revenue recognition criteria. Please further revise your revenue recognition policy to be consistent with the description of your planned revenue generating activities and the description of your business or tell us how your current revenue recognition policies are consistent with your description of your business. Specifically, we believe you should explain your planned revenue recognition policies in the following areas:

- Event ticket sales;
- Music media sales;
- Merchandise sales;
- Promotional/Sponsorship and Advertising Revenues, including amounts to be generated on a "per click" basis;
- Website sales and;
- Wireless device sales and activations.

Patrick Womack
Univest Tech, Inc.
June 22, 2010
Page 4

        As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3725, with any other questions.

                                                        Sincerely,

                                                        H. Christopher Owings
                                                        Assistant Director

cc: David J. Wagner, Esq.
        Via facsimile (303) 409-7650